

Carey Ransom · 2nd

Founder at Operate; Managing Director at BankTech Ventures

Talks about #founders, #startups, #investing, #venturecapital, and #companybuilding

Newport Beach, California, United States · Contact info

30,038 followers · 500+ connections

 Operate

UCLA Anderson School of Management

Experience

 **Founder & President**
Operate
2019 - Present · 3 yrs 3 mos
Orange County, CA

Operate is a venture studio that invests capital & a world-class team into product-centric entrepreneurs building data-centric software companies. We're designed to maximize each company's launch velocity & success, which lead to better companies & investment returns for everyone involved. We've partnered with over 20 amazing

 **Managing Director**
BankTech Ventures
2021 - Present · 1 yr 3 mos

BankTech Ventures is the first venture fund created for and by key leaders in community banking, bank technology and fintech. With full support and endorsement by the ICBA (Independent Community Bankers of America) and The Venture Center, Finovate's 2020 Accelerator of the Year, the fund serves the community banking ecosystem

 **Founder & Host**
Operate Podcast
2019 - Present · 3 yrs 3 mos
Orange County, CA

Operate is a weekly show & podcast to highlight global innovators, entrepreneurs & investors - over 100 episodes and counting.

 **Investor & Board Member**
Torpago
2021 - Present · 1 yr 3 mos
San Francisco Bay Area

Torpago is the corporate card and expense management platform designed for modern business, so your business can control spend and empower your team.

 **Investor & Advisor**
DCR Technologies
2020 - Present · 2 yrs 3 mos

DCR is making commercial equipment lending faster, smarter and better for dealers, manufacturers, lenders, and buyers.

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Education

 **UCLA Anderson School of Management**
MBA, Entrepreneurship & Finance
Sep 2002 - Jun 2004
Activities and societies: Winner, Knapp New Venture Competition; Winner, Deloitte Case Competition; Board Member, Entrepreneur Association; President, John Anderson Country Club

 **Indiana University Bloomington**
BA, Economics
Aug 1992 - May 1996
Activities and societies: President, Phi Gamma Delta Fraternity; President, Student Recreational Sports Association; Board Member, Chancellor's Board of Aeons; Advisory Board, Dean of Students; Phi Beta Kappa

 **Frankfort Senior High School**
1989 - 1992
Activities and societies: Student Body President (elected by peers); Salutatorian (Class of '92)